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                                                                 Exhibit (a)(10)
                                                              File No. 005-54629

                          CASTLE CREEK PARTNERS, L.P.
                                   COMPLETES
                           TENDER OFFER FOR UNITS OF
                      BOSTON CELTICS LIMITED PARTNERSHIP

     March 2, 1999. Boston, Massachusetts. Castle Creek Partners, L.P., a privately owned limited partnership, announced the preliminary results of its tender offer to purchase up to 430,000 limited partnership units of Boston Celtics Limited Partnership (NYSE: BOS) at a price of $17.00 per unit.

     The offer expired at 5:00 P.M., New York City time, on March 1, 1999. According to the depositary's preliminary report, as of the expiration of the offer, approximately 833,197 Boston Celtics Limited Partnership units had been validly tendered and not withdrawn (including those units tendered pursuant to guaranteed delivery procedures). Because the offer was oversubscribed, units tendered will be pro-rated. The determination of the final pro-ration factor is subject to final confirmation and proper delivery of all units tendered and not withdrawn, including units tendered pursuant to guaranteed delivery procedures. Payment for units accepted for payment will occur as soon as practicable after determination of the final number of units properly tendered.